Writer’s E-Mail: djedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

August 9, 2013

VIA EDGAR

Kimberly A. Browning, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale High Yield Alternative Strategies Master Fund LLC
File No.: 811-21963 (the “Master Fund” or the “Registrant”

Dear Ms. Browning:

In connection with the Fund’s Amendment No. 14 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), we have received the following oral comments from you on May 23, 2013, and respond to each of the comments as set forth below.

1.           Please provide “Tandy” representations in Edgar correspondence.

The Registrant is making the “Tandy” representations set forth at the end of this response letter.

2.           Please provide the authority that allows the parentheticals in the captions for “ANNUAL EXPENSES” and “Total Annual Expenses” in the expense table under the SUMMARY OF EXPENSES.

The Registrant has not sought any specific authority for the inclusion of these clarifying parenthetical statements, as the Registrant is not aware of any prohibition against their inclusion.  Based on comments received from, and discussions with, other SEC examiners about other aspects of this expense table, the Registrant was under the impression that other staff members had no objection to the expense table as a whole, including such additional clarifying disclosure.  The Registrant intends to consider whether it is appropriate to retain these clarifying statements or to delete them.

3.           What is the authority for the inclusion of footnote #4 under the expense table in the SUMMARY OF EXPENSES?

The Registrant has not sought any specific authority for the inclusion of this footnote, which is intended to help clarify the information provided in the table for investors, as the Registrant is not aware of any prohibition against its inclusion.  As noted above, based on comments received from, and

Kimberly A. Browning, Esq.
August 9, 2013

discussions with, other SEC examiners about other aspects of this expense table, the Registrant was under the impression that other staff members had no objection to the expense table as a whole, including the inclusion of any such additional clarifying footnotes.  The Registrant intends to consider whether it is appropriate to retain this clarifying footnote here, or to move elsewhere in the Registration Statement.

The Registrant acknowledges that:

•	The Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for all of your help regarding this filing.

Respectfully submitted,

/s/ Darren J. Edelstein
Darren J. Edelstein

cc via email:	Kurt Hawkesworth, Esq.
Robert S. Schneider, Esq.